

April 18, 2011

<u>Via U.S. Mail and Facsimile to 310-352-4370</u>

Brian B. Sagheb
Chief Executive Officer
Phototron Holdings, Inc.
20259 Ventura Boulevard
Woodland Hills, CA 93164

> **Re: Phototron Holdings, Inc.**
> **Current Report on Form 8-K, as amended by**
> **Amendment No. 1**
> **Filed April 14, 2011**
> **File No. 000-50385**

Dear Mr. Sagheb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Page 2 still says "Information included in this Form 8-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")." Remove all references to safe harbor provisions of the Private Securities Litigation Reform Act of 1995 because they do not apply to penny stocks.

Description of Business, page 3

2. We note your response to comment three from our letter dated April 4, 2011. Pages 4 and 5 disclose plans to create an *independent* distribution network. However, page 6 states your distributors are Messrs. Ellins and Denkin who are your Executive Chairman

and President, respectively. It is unclear how you have an independent distribution network when your current distributors are your own employees. Please advise and revise.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Bob Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Paul Fischer, at 202-551-3415; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for

Larry Spirgel
Assistant Director